BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

April 7, 2014

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

John Reynolds, Assistant Director

Ronald E. Alper, Attorney

Brigitte Lippman, Attorney

Joanna Lam, Accountant

Craig Arakawa, Accountant

Re:

Preston Corp. (“Registrant”)

Amendment No. 1 to Registration Statement on Form S-1

Filed on February 14, 2014

File No.  333-193967

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).  The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated March 13, 2014 (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1.

In response to your comment please be advised as follows:

(i)

The private placement was sold between August 20 and October 7, 2013.  The date of November 28, 2013 was when the stock certificates were issued.  Since the Registrant received all of the consideration for the shares on or before October 1, 2013 we have corrected those sections of the Registration Statement that use the date November 28, 2013.  In view of the aforementioned, the private placement will have been completed more than six (6) months prior to the effectiveness of the public offering.

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April 7, 2014

Re:

Preston Corp. (“Registrant”)

(ii)

None of the selling shareholders are broker/dealers are in the business of underwriting securities.

(iii)

To further demonstrate that the offering is truly a secondary offering and not a primary, the shares to be sold by Selling Shareholders have been reduced by thirty-three percent (33%).

(iv)

There were never any agreements between the Registrant and the Selling Shareholders that their shares would be registered.

In view of the above, on behalf of the Registrant, we respectively request that the Registrant be allowed to avail itself of the Rule 415(a)(1)(i) of Regulation C.

2.

In accordance with your comment we have added substantial information relating to “emerging growth companies” under Risk Factors on page __.

3.

Other than the prospectus, there are no other written communications planned to be used for potential investors.  There have been no research reports published about the Registrant nor are any planned for the immediate future.  At this time the Registrant is not aware of any broker or dealer that will be participating in this offering.

4.

In accordance with your comment we have eliminated any further reference to “May Claims”.  We apologize for the inadvertent inclusion of the reference which has not relationship to this Registrant or its business.

5.

In accordance with your comment we have revised all references to offers and directors to reflect the singular.

6.

The Registrant does not consider itself a shell company. It was formed for the specific purpose of acquiring, evaluating and working mining claims. From its inception it never varied from this business plan. It has no plans at this time to merge with an operating company that is not in a similar business as the Registrant.  None of the Registrant’s control shareholders have any plans to enter into a change of control or change management. Our sole director and officer and control shareholder, has never previously involved with a development company that did not implement its business plan, that generated no or minimal revenues or was engaged in a change of control.

7.

In accordance with your comment we updated through December 31, 2013 where required.

Risk Factors, page 5

Risks Related to Our Business, page 5

We will need additional financing to expand our business plan, page 5

8.

In accordance with your comment we have inserted the Registrant’s working capital amount as of December 31, 2013.

April 7, 2014

Re:

Preston Corp. (“Registrant”)

The auditor’s report states…, page 6

9.

In accordance with your comment we have inserted the Registrant’s working capital amount as of December 31, 2013.

Description of Business, page 9

Properties, page 10

Background and History, page 10

10.

In accordance with your comment we have substituted September 30, 2013, which is indeed the Registrant’s year-end.

Management’s Discussion…, page 18

Plan of Operation for the Next Twelve Months, page 19

11.

In accordance with your comment we have revised this paragraph to clarify the Registrant’s plan of operations after the second phase together with the estimated expenses related thereto.

Liquidity and Capital Resources, page 20

12.

In accordance with your comment we have added disclosure regarding further capital advances by Mr. Stephenson.

Directors, Executive Officers…, page 21

13.

In accordance with your comment we have added disclosure to Mr. Stephenson’s bio.

Undertakings, page 35

14.

In accordance with your comment we have added paragraphs (iii) and (iv) of Item 512(a)(6) of Regulation S-K to the undertaking section.

Exhibit

15.

In accordance with your comment, we are refiling Exhibit 3.1 in the proper electronic format.

16.

We have enclosed our legal opinion as Exhibit 5.1 as requested.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

April 7, 2014

Re:

Preston Corp. (“Registrant”)

We believe that we have responded to all of your comments fairly and reasonably.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mr. Stephenson, CEO

PRESTON CORP.

311 West Third Street, Suite 4001

Carson City, Nevada 89703

Tele:  (775) 345-3449

April 7, 2014

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

John Reynolds, Assistant Director

Ronald E. Alper, Attorney

Brigitte Lippman, Attorney

Joanna Lam, Accountant

Craig Arakawa, Accountant

Re:

Preston Corp. (“Registrant”)

Amendment No. 1 to Registration Statement on Form S-1

Filed on February 14, 2014

File No.  333-193967

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

•

Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Laurence Stephenson
Laurence Stephenson, President